FILED BY KERR-MCGEE CORPORATION
                                                  PURSUANT TO RULE 425 UNDER THE
                                         SECURITIES ACT OF 1933 AND DEEMED FILED
                                               PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                      SUBJECT COMPANY:  WESTPORT RESOURCES CORP.
                                          SUBJECT COMPANY SEC FILE NO. 001-14256

The communication filed herewith is a memo issued on April 7, 2004, in connection with the merger of Kerr-McGee Corporation and Westport Resources Corporation.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

To:       All Employees

From:     Luke Corbett, Chairman and Chief Executive Officer

Date:     April 7, 2004

     This morning, Kerr-McGee and Westport Resources announced a merger valued at approximately $3.4 billion. The company will retain the Kerr-McGee name and will be based in Oklahoma City. There are numerous strategic benefits to our company from this merger.

     Westport's strong base of U.S. onshore natural gas assets complements our existing property base. These new assets, particularly the Greater Natural Buttes area in the Uinta basin in Utah, contain an extensive inventory of low-risk exploitation opportunities similar to our Wattenberg field outside of Denver. We believe that we will be able to capitalize on our tight-gas development expertise learned at Wattenberg in this area. Likewise, we also believe that we will benefit from the knowledge base that Westport brings to Kerr-McGee.

     The nature of the opportunities that these new properties offer complements our high-potential deepwater exploratory program and will reduce the overall risk profile associated with achieving our annual production replacement. Our combined reserves, which will increase nearly 30% to approximately 1.3 billion barrels of oil equivalent, will be better balanced with high-value natural gas assets predominantly in the U.S. onshore and Gulf of Mexico regions and crude oil in the gulf and internationally.

     In addition, this transaction will enhance the financial flexibility of Kerr-McGee. Our net debt as a percent of total capitalization will decline to approximately 42% and annual free cash flow is expected to increase by more than $150 million. Part of this increased cash flow is attributable to expected cost savings of approximately $40 million annually. Obviously, a portion of this will come from staff reductions associated with duplicate positions.

     The Kerr-McGee and Westport employees are critical to the success of this merger. We want to select the most qualified employees for the positions that will be available whether it is a Kerr-McGee employee or a Westport employee. We will work very hard to go through the staffing process in a timely manner. The majority of the employees are in the oil and gas corporation; however, there are some employees that will be in our shared services organization. The employees of Kerr-McGee and Westport will be the ones who make this merger a success.

     These are exciting times for Kerr-McGee and Westport. Employee meetings will begin on Thursday to discuss this transaction in greater detail. Thank you for your continued commitment and contributions to our success.


                           IMPORTANT LEGAL INFORMATION

THIS MEMO IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-McGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTOR   AND   SECURITY   HOLDERS   ARE   URGED  TO  READ  THE   JOINT   PROXY
STATEMENT/PROSPECTUS   REGARDING  THE  PROPOSED   TRANSACTION  WHEN  IT  BECOMES
AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission (SEC) by Kerr-McGee Corporation and Westport Resources Corp. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it becomes available and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corp. with the SEC at the SEC's website at www.sec.gov. The joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

Kerr-McGee, Westport Resources and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information regarding Kerr-McGee's directors and officers is available in the Proxy Statement for its 2004 Annual Meeting of Stockholders, filed March 26, 2004 with the SEC, and its Annual Report on Form 10-K, filed March 12, 2004 with the SEC. Information regarding Westport Resources' directors and officers is available in the Proxy Statement for its 2003 Annual Meeting of Stockholders, filed April 21, 2003 with the SEC. Other information about the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC.


Safe Harbor Language on Forward Looking Statements:

(Statements in this memo regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, including resource estimates, production rate estimates, development schedule and cost estimates, are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include those statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," "projects," "target," "budget," "goal," "plans," "objective," "outlook," "should," or similar words. These "forward-looking" statements also include statements relating to (1) the impact the companies expect the proposed transaction to have on the combined entity's operations, financial condition, and financial results, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) anticipated drilling and development opportunities and (6) the ability of the companies to meet their stated financial goals. In addition, any statements regarding possible commerciality, development plans, capacity expansions, drilling of new wells, ultimate recoverability of reserves, future production rates, future cash flows and changes in any of the foregoing are forward-looking statements.

Matters discussed in these statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The following factors, among others, could cause actual results to differ from those set forth in these forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Kerr-McGee or Westport Resources stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's oil and gas business supplies raw materials, the financial resources of competitors, changes in laws and regulations, the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions in areas where Kerr-McGee operates, trade and regulatory matters, general economic conditions, and other factors and risks identified in the Risk Factors sections of Kerr-McGee's Annual Report on Form 10-K and Westport Resources' Annual Report on Form 10-K as well as other of their SEC filings.